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Rockport Brewing Company

Brewery

13 Harbor Loop
Gloucester, MA 01930
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Rockport Brewing Company is seeking investment to open our production facility, distribution, and taproom in Gloucester, Massachusetts.
Adding A LocationExpanding LocationGenerating Revenue
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INVESTOR PERKS

Rockport Brewing Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Custom Merch
Invest $250 or more to qualify. 100 of 100 remaining
Invite to Soft Opening
Invest $2,500 or more to qualify. 100 of 100 remaining
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Meet Rockport Brewing Company

Rockport Brewing Company is an independent family owned micro craft brewery that started out of Rockport, Massachusetts. Our beer draws inspiration from the rugged beauty of coastal landscapes, infusing the spirit of the sea into our artisanal craft beer. From crisp lagers reminiscent of ocean breezes to bold stouts embodying the strength of the granite coast, each brew captures the essence of Cape Ann's maritime charm.

We started our brewing journey in our driveway, brewing 5-gallon batches with water coolers, an 8-gallon pot, and a burner. After catching the brewing bug, we decided to scale up our operation, and upgrade all of our equipment. Thanks to our family and friends for helping us upgrade which made a world of difference. The better equipment gave us the ability to yield a better product. We continued to learn and experiment each and every day and it shows with our finished products. We have dedicated countless hours researching and developing our recipes and process. We are very thankful for all of our industry partners for showing us love and always answering the many questions that we have had over the years.

We are focused on putting the best possible craft beer product in our taproom. Our brewery and taproom is where craftsmanship meets flavor, pouring passion into every pint. We are dedicated to using the best locally sourced farm ingredients to make our products shine.

Our taproom will offer a warm and inviting ambiance, where friends and families come together to enjoy not just great beer, but also be a community space and living art gallery for local artist. We are dedicated to supporting local artist, musicians, and food vendors, ensuring that every visit to Rockport Brewing Company is not just about the beer, but about celebrating the vibrant spirit of our community!

We've come this far due to the support of our community, and now we're opening a community investment round to give our supporters the ability to grow alongside us. We hope you'll join us!

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TRACTION & VALIDATION

Rockport Brewing Company's mission is to become a recognized leader in the beer industry for providing outstanding premium liquid while hyper-focusing on our branding and our community. To date, we've grown through contract brewing and distribution, and we are well-positioned to expand.

Increased self-distribution accounts from 45 in 2020 to 385 in 2023
Brought in a distributor to gain 454 accounts in 2023
Revenue has grown from $80,000 in 2020 to ~$820,000 in 2023
By expanding self-distribution, outside distribution, and adding taproom sales, we are projecting $2MM+ in revenue by the end of 2024 and $5MM+ by 2028.
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BUSINESS MODEL

We have found success through contract brewing, building awareness and loyalty through our beer alone. Building a tap room allows us to expand revenue streams significantly.

Distribution: continue growing existing distribution channels
On Premise Taproom: adding a taproom will increase margins and brand loyalty
Merchandise: build the brand with word of mouth
Events: expand reach at regional events
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INTENDED USE OF FUNDS

With this community round, we aim to build a state-of-the-art brewing facility and taproom in beautiful Gloucester, MA (the town over from Rockport!). Consolidating our brewing operations will save us nearly 50% of cost of goods sold, allowing us to expand revenue while keeping our bottom line sustainable.

Brewing equipment, packaging equipment, and other equipment makes up the bulk of our costs
Other costs include build-out, construction, permits, etc
Aim to complete buildout by Summer 2024
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OUR BEERS

Most of our ingredients are locally sourced from responsibly sustained farms. We use our best efforts to use ingredients and methods that have less of a carbon footprint. We are focused on making smaller batches to keep the liquid fresh to enhance the consumer experience. We're also proud to support local artists who design our labels.

We offer 5 core brands: Hatchet (New England Session IPA), Jetty Juice (New England IPA), Twin Lights (New England Double IPA), Pescato (Italian Pilsner), and Whale Cove (White Ale)
10 other varieties outside of core brands have been produced since 2020 including a partnership with Cape Ann Museum called the Heritage Series
Introducing first sour into the market in April of 2024. Recipe won People's Choice and Judges choice in the last competition entered
Dozens of other recipes already crafted and ready to be brewed commercially
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THE TEAM
Ray & Jordana Pickup
Co-founders
Bryan Noonan
Director, Sales & Distribution
Zach Nicastro
Director, Brewing Operations
Alicia Gibney
Creative Media Director
Brian Finlay
Captain "Ale Force One"
Tyler Johnson
Sales Manager, North Shore & Merrimack Valley
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room

Intended Use of Funds
Target Raise
Maximum Raise
Build Out $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $906,500 $2,024,862 $3,745,994 $4,120,594 $4,532,653
Cost of Goods Sold $191,425 $427,588 $791,037 $870,140 $957,153
Gross Profit $715,075 $1,597,274 $2,954,957 $3,250,454 $3,575,500

EXPENSES

Payroll & Benefits $164,536 $324,371 $454,120 $490,449 $529,685
Other Expenses $77,700 $153,180 $158,241 $170,900 $184,573
Operating Profit $472,839 $1,119,723 $2,342,596 $2,589,105 $2,861,242
This information is provided by Rockport Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends September 2nd, 2022
Summary of Terms
Legal Business Name Rockport Brewing Company, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 0.4%-1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Rockport Brewing Company's fundraising. However, Rockport Brewing Company may require additional funds from alternate sources at a later date.

Rockport Brewing Company's mission is to become a recognized leader in the beer industry for providing outstanding premium liquid while hyper-focusing on our branding and our community. To date, we've grown through contract brewing and distribution, and we are well-positioned to expand.

By expanding self-distribution, outside distribution, and adding taproom sales, we are projecting $2MM+ in revenue by the end of 2024 and $5MM+ by 2028.

Rockport Brewing Company's mission is to become a recognized leader in the beer industry for providing outstanding premium liquid while hyper-focusing on our branding and our community. To date, we've grown through contract brewing and distribution, and we are well-positioned to expand.

Revenue has grown from $80,000 in 2020 to ~$820,000 in 2023

Brought in a distributor to gain 454 accounts in 2023

Increased self-distribution accounts from 45 in 2020 to 385 in 2023

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rockport Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rockport Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rockport Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rockport Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Rockport Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rockport Brewing Company's management or vote on and/or influence any managerial decisions regarding Rockport Brewing Company. Furthermore, if the founders or other key personnel of Rockport Brewing Company were to leave Rockport Brewing Company or become unable to work, Rockport Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rockport Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rockport Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rockport Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rockport Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rockport Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rockport Brewing Company's financial performance or ability to continue to operate. In the event Rockport Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rockport Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rockport Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rockport Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rockport Brewing Company will carry some insurance, Rockport Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rockport Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rockport Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rockport Brewing Company's management will coincide: you both want Rockport Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rockport Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Rockport Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rockport Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rockport Brewing Company or management), which is responsible for monitoring Rockport Brewing Company's compliance with the law. Rockport Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rockport Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rockport Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rockport Brewing Company, and the revenue of Rockport Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rockport Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rockport Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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